09055734

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott James Group, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Arlington Boulevard

(No. and Street)

Falls Church	Virginia	22042-2105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott James 703-533-2500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayah, Tamba S.

(Name – *if individual, state last, first, middle name*)

7005 Good Luck Road	New Carrollton	Maryland	20784-[illegible]1
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 26 2009

Washington, DC 101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott S. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott James Group, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

County: FAIRFAX
Commonwealth/State of VIRGINIA
The foregoing instrument was acknowledged before me this 24 day of Feb, 2009, by Scott James
(name of person seeking acknowledgement)
Notary Public
Commission expires: 10/31/09

Signature

President, CCO

Title

#357562

Notary Public

MY COMMISSION EXPIRES OCTOBER 31, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scott James Group, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2008

Assets	Allowable	Non-Allowable	Total
Cash	118,882		
Receivables from Brokers or Dealers			
A. Clearance Account	23,254		
B. Other	0		
Other Assets		2,897	
Total Assets	142,137	2,897	145,034

Liabilities & Shareholder's Equity

Liabilities	AI Liabilities	Non-AI Liabilities	Total
Accounts Payable	51,788	0	51,788
Long-Term Debt	0	0	0
Total Liabilities	51,788	0	51,788

Shareholders Equity	
Common Stock	1
Additional Paid-In Capital	104,206
Retained Earnings	-10,962
Total Ownership Equity	93,245
Total Liabilities & Shareholder's Equity	145,034

Scott James Group, Inc.
Statement of Income
For The Year Ended December 31, 2008

REVENUE	
Commissions:	
Commissions on transactions in exchange li:	32,524
Commissions on listed options transactions	10,921
All other securities commissions	39,912
Total securities commissions	83,357
Gains or losses on firm securities investmen	3,479
Fees for account supervision, investment ad	535,273
Other revenue	13,723
Total Revenue	635,832
EXPENSES	
Other employee compensation and benefit	595,341
Commissions paid to other broker-dealers	23,612
Interest expense	1,422
Regulatory fees and expenses	16,811
Other expenses	7,015
Total Expenses	644,201
NET INCOME	-8,369

Scott James Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008
Increase (Decrease) in Cash

Cash Flows from operating activities:	
Net Income	(8,369)
Increase In Accounts Payable	28,864
Decrease In Accounts Receivable	0
Net Cash Provided by Operating Activities	20,496
Capital Contributions	0
Capital Withdrawals	0
Net Cash Provided by Capital Contributions	0
Net Increase In Cash	20,496
Cash Beginning of Year	124,538
Cash End of Year	145,034

Scott James Group, Inc.
Statement of Changes in Ownership Equity 2008

Balance, beginning of period	101,615
Net Income (loss)	-8,370
Additions	0
Deductions	0
Balance, end of period	93,245

Scott James Group, Inc.
Net Capital
31-Dec-08

Reconciled Cash Equivalents	118,882.38
Clearing Deposit	25,000.00
Web CRD Balance	2,897.00
Pershing Net Credit Balance	-1,745.77
Accounts Receivable	0.00
Total Assets	145,033.61
-Total Liabilities	51,788.39
Net Worth	93,245.22
-Non-Allowable	2,897.00
Adjusted Capital	90,348.22
-Haircuts	4,607.33
Net Capital	85,740.89
-Required Minimum	50,000.00
Excess Net Capital	35,740.89

Aggregate Indebtedness	51,788.39
Ratio of AI to Net Capital	60.40%

Scott James Group, Inc.
COMPUTATION OF NET CAPITAL
31-Dec-08

Total ownership equity from Statement of Financial Condition	93,245
Total ownership equity qualified for Net Capital	93,245
Total capital and allowable subordinated liabilities	93,245
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	2,897
Net capital before haircut on securities positions	90,348
Haircuts	4,607
Net Capital	85,741

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer (1)	50,000
Excess Net Capital	35,741

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total AI Liabilities from Statement of Financial Condition	51,788
Total aggregate indebtedness	51,788
Percentage of aggregate indebtedness to net capital	60.40%

(1) Operates under (k)(2)ii exemption.

No differences exist between the unaudited Part IIA Focus Filing and this report.

MAYAH & ASSOCIATES, CPAs

To the Shareholders and Board of Directors
Scott James Group, Inc.

Independent auditor's Report

I have audited the accompanying statement of net capital of Scott James Group, Inc. including the statement of financial condition, as of December 31, 2008, the related statements of income, cash flows, changes in ownership equity, and the notes to the financial statements for the period then ended. These financial statements and notes to the financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements and the notes to the financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements and the notes to the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the notes to the financial statements. My procedures included confirmation of securities owned as of December 31, 2008 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements and the notes to the financial statements referred to above present fairly, in all material respects, the financial position of Scott James Group, Inc., as of December 31, 2008, the results of its operations and changes in net assets for the year then ended, and the notes to the financial statements as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Tamba S. Mayah, CPA
New Carrollton, MD
February 12, 2009

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1445 Fax

Scott James Group, Inc.

Notes to the Financial Statements – December 31, 2008

Significant Accounting Policies: Nature of Operations

Scott James Group, Inc. "the Company" is an NASD Broker/Dealer. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the USA.

Security Valuation

All investments are carried at fair value, which are market quotations when readily available, or determined in "good faith' by the Board of Directors, when market quotations are not readily available. Money market funds are carried at fair value.

Federal Income Taxes

The Company operates as a subchapter S corporation and as such all tax liability flows through to the personal return of Mr. Scott S. James, who is the 100 percent owner and principal.

Others

The Company follows industry practices and records security transactions on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

MAYAH & ASSOCIATES, CPAs

To the Shareholders and Board of Directors
Scott James Group, Inc.

<u>Subject: Material Inadequacies</u>

As required by SEC Rule 17a-5(d)(1), the Rule, and in connection with my audit of Scott James Group, Inc. as of December 31, 2008, I have found no material inadequacies to report.

Tamba S. Mayah, CPA
New Carrollton, MD
February 12, 2009

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1445 Fax

To the Shareholders and Board of Directors
Scott James Group, Inc.

Report About Internal Control

In planning and performing my audit of the financial statements and supplemental schedules of Scott James Group, Inc., "the Company", for the year ended December 31, 2008, I considered its internal control, including activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, the SEC, I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant in the objectives stated in Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted un the USA. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7005 Good Luck Road; New Carrollton, MD; 20784; (301)486-1443 Tel. (301)486-1445 Fax

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in their normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1974 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008, to meet SEC objectives.

This report is intended solely for the information and use of the members, management, the SEC and the National Association of Securities Dealers, Inc. in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Tamba S. Mayah, CPA
New Carrollton, MD
February 12, 2009